SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Paymentus Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

70439P108
(CUSIP Number)

December 5, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,389,017

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,389,017

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,389,017

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.66%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 24,522,383 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Paymentus Holdings, Inc. outstanding as of November 8, 2024, according to Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 12, 2024.

1	NAMES OF REPORTING PERSONS
GIC Special Investments Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,389,017

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,389,017

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,389,017

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.66%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 24,522,383 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Paymentus Holdings, Inc. outstanding as of November 8, 2024, according to Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 12, 2024.

1	NAMES OF REPORTING PERSONS
Upton Investment Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,389,017

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,389,017

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,389,017

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.66%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 24,522,383 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Paymentus Holdings, Inc. outstanding as of November 8, 2024, according to Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 12, 2024.

Item 1(a).	Name of Issuer:

Paymentus Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Paymentus Holdings, Inc.
11605 North Community House Road, Suite 300
Charlotte, NC 28277

Item 2(a).	Name of Person Filing:

GIC Private Limited
GIC Special Investments Private Limited
Upton Investments Pte Ltd

Item 2(b).	Address of Principal Business Office or, if None, Residence:

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c).	Citizenship:

GIC Private Limited – Republic of Singapore
GIC Special Investments Private Limited – Republic of Singapore
Upton Investments Pte Ltd – Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

70439P108

Item 3.	If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Ownership information with respect to GIC Private Limited (“GIC”), GIC Special Investments Private Limited (“GIC SI”) and Upton Investment Pte Ltd (“Upton”) is incorporated by reference to items (5) through (9) and (11) on the cover page for each entity.

Upton Investments Pte Ltd (“Upton”) shares the power to vote and the power to dispose of 1,389,017 Class A Common Stock held directly by it with GIC Special Investments Private Limited (“GIC SI”) and GIC PL. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL.

GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.

GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves.

The GoS disclaims beneficial ownership of these shares.

Item 5.	Ownership of Five Percent or Less of Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

GIC PRIVATE LIMITED

By:	/s/ Chew Hai Jong
Name:	Chew Hai Jong
Title:	Managing Director
Date:	December 10, 2024

By:	/s/ Wong Hui Ping
Name:	Wong Hui Ping
Title:	Senior Vice President
Date:	December 10, 2024

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Jo-Ann Khor Huey Ming
Name:	Jo-Ann Khor Huey Ming
Title:	Senior Vice President
Date:	December 10, 2024

UPTON INVESTMENT PTE. LTD.

By:	/s/ Arthur Chen
Name:	Arthur Chen
Title:	Director
Date:	December 10, 2024

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the U.S. Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Class A common stock, par value $0.0001 per share, of Paymentus Holdings, Inc., and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as dated below.

GIC PRIVATE LIMITED

By:	/s/ Chew Hai Jong
Name:	Chew Hai Jong
Title:	Managing Director
Date:	December 10, 2024

By:	/s/ Wong Hui Ping
Name:	Wong Hui Ping
Title:	Senior Vice President
Date:	December 10, 2024

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Jo-Ann Khor Huey Ming
Name:	Jo-Ann Khor Huey Ming
Title:	Senior Vice President
Date:	December 10, 2024

UPTON INVESTMENT PTE. LTD.

By:	/s/ Arthur Chen
Name:	Arthur Chen
Title:	Director
Date:	December 10, 2024